Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated January 13, 2020

Registration Statement 333-234151

January 14, 2020

EQT CORPORATION

$            % Senior Notes due 20
$            % Senior Notes due 20

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus supplement dated January 13, 2020 (the Preliminary Prospectus Supplement) to the base prospectus dated October 10, 2019 included in the Registration Statement on Form S-3 (File No. 333-234151), including the documents incorporated by reference therein. The Preliminary Prospectus Supplement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/33213/000104746920000201/a2240467z424b5.htm. This free writing prospectus updates and supplements the Preliminary Prospectus Supplement as described below.

The disclosure in the Preliminary Prospectus Supplement set forth in the section entitled “Description of Notes—Interest Rate Adjustment” has been replaced with the following:

The interest rate payable on each series of notes will be subject to adjustment from time to time if either Moody’s, S&P or Fitch, or, in any case, any Substitute Rating Agency downgrades (or subsequently upgrades) the credit rating assigned to the notes of such series, in the manner described below.

If the rating from Moody’s (or any Substitute Rating Agency) of the notes of any series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase such that it will equal the interest rate payable on the notes of such series on the date of their issuance plus the percentage set forth opposite the ratings from the table below (plus, if applicable, the percentage set forth opposite the rating in the table under each of “—S&P Rating” and “—Fitch Rating”):

Moody’s Rating*	Percentage
Ba2	0.25%
Ba3	0.50%
B1	0.75%
B2 or below	1.00%

*  including the equivalent ratings of any Substitute Rating Agency.

If the rating from S&P (or any Substitute Rating Agency) of the notes of any series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase such that it will equal the interest rate payable on the notes of such series on the date of their issuance plus the percentage set forth opposite the ratings from the table below (plus, if applicable, the percentage set forth opposite the rating in the table under each of “—Moody’s Rating” and “—Fitch Rating”):

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*  including the equivalent ratings of any Substitute Rating Agency.

If the rating from Fitch (or any Substitute Rating Agency) of the notes of any series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase such that it will equal the interest rate payable on the notes of such series on the date of their issuance plus the percentage set forth opposite the ratings from the table below (plus, if applicable, the percentage set forth opposite the rating in the table under each of “—Moody’s Rating” and “—S&P Rating”):

Fitch Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*  including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the notes of any series has been adjusted upward and any of Moody’s, S&P or Fitch (or, in any such case, a Substitute Rating Agency), as the case may be, subsequently increases its rating of the notes of such series to any of the threshold ratings set forth above, the interest rate on the notes of such series shall be decreased such that the interest rate for the notes of such series shall equal the interest rate payable on the notes of such series on the date of their issuance plus the percentages set forth opposite the ratings in the tables above in effect immediately following the increase in rating. If Moody’s (or any Substitute Rating Agency) subsequently increases its rating of the notes of such series to Ba1 (or its equivalent, in the case of a Substitute Rating Agency) or higher, S&P (or any Substitute Rating Agency) increases its rating to BBB— (or its equivalent, in the case of a Substitute Rating Agency) or higher and Fitch (or any Substitute Rating Agency) increases its rating to BBB— (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the notes of such series will be decreased to the interest rate payable on the notes of such series on the date of their issuance. In addition, the interest rates on the notes of such series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any or all Rating Agencies) if the notes of such series become rated Baa2, BBB and BBB (or the equivalent of any such rating, in the case of a Substitute Rating Agency) or higher by any two of Moody’s, S&P and Fitch (or, in any case, a Substitute Rating Agency thereof), respectively.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or Fitch (or, in any case, a Substitute Rating Agency), shall be made independent of any and all other adjustments; provided, however, that in no event shall (1) the interest rate for the notes of any series be reduced to below the interest rate payable on the notes of such series on the date of their issuance or (2) the total increase in the interest rate on the notes of any series exceed 2.00% above the interest rate payable on the notes of such series on the date of their issuance.

No adjustments in the interest rate of the notes of any series shall be made solely as a result of a Rating Agency ceasing to provide a rating of the notes of such series. If at any time Moody’s, S&P or Fitch ceases to provide a rating of the notes of any series for any reason, EQT will use its commercially reasonable efforts to obtain a rating of the notes of such series from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or decrease in the interest rate on the notes of such series pursuant to the tables above, (a) such Substitute Rating Agency will be substituted for the last Rating Agency to provide a rating of the notes of such series but which has since ceased to provide such rating, (b) the relative rating scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an Independent Investment Banker or any other independent investment banking institution of national standing appointed by EQT and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s, S&P or Fitch, as applicable, in such table and (c) the interest rate on the notes of such series will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes of such series on the date of their issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other Rating Agency). For so long as only one of Moody’s, S&P or Fitch provides a rating of the notes of the applicable series and no Substitute Rating Agency has replaced the other Rating Agency, any subsequent increase or decrease in the interest rate of the notes of such series necessitated by a reduction or increase in the rating by the Rating Agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as any two of Moody’s, S&P or Fitch provide a rating of the notes of the applicable series and no Substitute Rating Agencies have replaced the other Rating Agencies, any subsequent increase or decrease in the interest rate of the notes of such series necessitated by a reduction or increase in the ratings by the Rating Agencies providing the ratings shall be as set forth in the applicable tables above. For so long as none of Moody’s, S&P, Fitch or a Substitute Rating Agency provides a rating of the notes of the applicable series, the interest rate on the notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes of such series on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period commencing after the date on which a rating change occurs that requires an adjustment in the interest rate. As such, interest will not accrue at such increased or decreased rate until the next interest payment date following the date on which a rating change occurs. If Moody’s, S&P or Fitch (or, in any case, a Substitute Rating Agency) changes its rating of the notes of any series more than once during any particular interest period, the last change in such interest period by such Rating Agency will control for purposes of any interest rate increase or decrease with respect to the notes of such series described above relating to such Rating Agency’s action. If the interest rate payable on the notes of any series is increased as described above, the term “interest,” as used with respect to the notes of such series, will be deemed to include any such additional interest unless the context otherwise requires.

EQT shall promptly provide an officer’s certificate to the paying agent on becoming aware of any decrease in the rating assigned to the notes of any series by any of Moody’s, S&P or Fitch (or any Substitute Rating Agency). Neither the paying agent nor the trustee shall have any obligation to monitor the rating assigned to the notes.

* * * * *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 866-803-9204 or by calling BofA Securities, Inc. at 800-294-1322.